RIDGEFIELD ACQUISITION CORP.
                              100 MILL PLAIN ROAD
                           DANBURY, CONNECTICUT 06811
                            TEL. NO. (203) 791-3871




                                                             August 5, 2008




Ryan C. Milne
Accounting Branch Chief
U.S. Securities and Exchange Commission
Washington, D.C. 20549

        Re:    Ridgefield Acquisition Corp.
               File No. 0-16335
               Form 10-KSB for Fiscal Year Ended December 31, 2007
               ---------------------------------------------------

Dear Mr. Milne,

        Ridgefield Acquisition Corp. (the "Company"), responds to the Commission's comment letter, dated July 17, 2008, concerning the Company's Form 10-KSB for the fiscal year ended December 31, 2007, which was filed on March 31, 2008 (the "Form 10- KSB"). Specifically, the comment letter indicated that it did not appear that the Company performed its assessment of internal control over financial reporting for the fiscal year ended December 31, 2007, or included a report of management's assessment of internal control over financial reporting in the Form 10-KSB.

        Please be advised that the Company is a shell company as defined under Rule 12b-2 of the Securities Exchange Act of 1034, as amended. The Company has only one employee, Steven N. Bronson, who serves as the Company's principal executive officer. Mr. Bronson did complete an assessment of the Company's internal control over financial reporting for the fiscal year ended December 31, 2007 and determined that the Company's internal controls over financial reporting were effective. In Item 8A of Part II of the Form 10-KSB, the Company disclosed that:

               ITEM 8A. CONTROLS AND PROCEDURES

                 Disclosure controls and procedures are controls and other
               procedures that are designed to ensure that information required to be disclosed by us

Ryan C. Milne
Accounting Branch Chief
U.S. Securities and Exchange Commission
Page two


              in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in the reports that we file under the Exchange Act is accumulated and communicated to our management, including our president and principle executive officer, as appropriate to allow timely decisions regarding required disclosure.

              Evaluation of disclosure and controls and procedures
              ----------------------------------------------------

                  Evaluation of disclosure and controls and procedures. Based on his evaluation of the Company's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange
              Act) as of the end of the period covered by this annual report on Form 10-KSB the Company's president and principle executive officer has concluded that the Company's disclosure controls and procedures are designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms and are operating in an effective manner.

              Changes in internal controls over financial reporting
              -----------------------------------------------------

                 Changes in internal controls over financial reporting. There were no changes in the Company's internal controls over financial reporting or in other factors that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

                                      *       *      *

Ryan C. Milne
Accounting Branch Chief
U.S. Securities and Exchange Commission
Page three


       However, we acknowledge that the Company did not segregate its report on its assessment of the Company's internal control over financial reporting for the fiscal year ended December 31, 2007 under a separate clearly defined heading. Accordingly, in view of the Commission's comment letter the Company shall file an amendment to its Form 10-KSB to modify its disclosure under Item 8A of Part II. The Company's amended Item 8A of Part II shall read as follows:

              Item 8A (T). Controls and Procedures.

              Disclosure Controls and Procedures
              ----------------------------------

              We maintain "disclosure controls and procedures," as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, that are designed to ensure that information required to be disclosed by us in reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to our principal executive officer to allow timely decisions regarding required disclosure. In designing and evaluating our disclosure controls and procedures, the Company recognized that disclosure controls and procedures, no matter how well conceived and operated, can provide only reasonable assurance of achieving the desired control objectives, and we necessarily are required to apply our judgment in evaluating the cost- benefit relationship of possible disclosure controls and procedures.

              Evaluation of disclosure and controls and procedures
              ----------------------------------------------------

                      Based on his evaluation of the Company's disclosure
              controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of the end of the period covered by this annual report on Form 10-KSB the Company's principle executive officer has concluded that the Company's disclosure controls and procedures are designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms and are operating in an effective manner.

Ryan C. Milne
Accounting Branch Chief
U.S. Securities and Exchange Commission
Page four


              Management's Annual Report on
              Internal Control over Financial Reporting.
              ------------------------------------------

                      Our management is responsible for establishing and
              maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act. Our internal control system was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes, in accordance with generally accepted accounting principles. Because of inherent limitations, a system of internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate due to change in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

                      Internal control over financial reporting is defined,
              under the Exchange Act, as a process designed by, or under the supervision of, the issuer's principal executive and principal financial officers, or persons performing similar functions, and effected by the issuer's board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

                      o Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the issuer;

                      o Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the issuer are being made only in accordance with authorizations of management and directors of the issuer; and

                      o Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the issuer's assets that could have a material effect on the financial statements.

Ryan C. Milne
Accounting Branch Chief
U.S. Securities and Exchange Commission
Page five


                      The Company's principal executive officer has assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2007. In making this assessment, the Company's principal executive officer was guided by the releases issued by the SEC and to the extent applicable the criteria established in Internal Control- Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's principal executive officer believes that based on his assessment, as of December 31, 2007, the Company's procedures of internal control over financial reporting was effective.

                      Readers are cautioned that internal control over financial reporting, no matter how well designed, has inherent limitations and may not prevent or detect misstatements. Therefore, even effective internal control over financial reporting can only provide reasonable assurance with respect to the financial statement preparation and presentation.

                      This annual report does not include an attestation report
              of the Company's registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the Company's registered public accounting firm pursuant to temporary rules of the SEC that permit the Company to provide only management's report in this annual report.

                      This report shall not be deemed to be filed for purposes
              of Section 18 of the Exchange Act, or otherwise subject to the liabilities of that section, and is not incorporated by reference into any filing of the Company, whether made before or after the date hereof, regardless of any general incorporation language in such filing.

              Changes in Internal Control over Financial Reporting
              ----------------------------------------------------

                      There were no changes in our internal control over
              financial reporting that occurred during the quarter ended December 31, 2007 that have materially affected, or are reasonable likely to materially affect, our internal control over financial reporting.


                                     *      *        *

Ryan C. Milne
Accounting Branch Chief
U.S. Securities and Exchange Commission
Page six


       The Company does not believe that the perceived failure to include a segregated report declaring its internal controls over financial reporting for the fiscal year ended December 31, 2007 effective had any adverse affect on the Company. However, as noted in the Staff's comment letter, the Company is cognizant of the Commission's Compliance and Disclosure Interpretation 115.02, dated July 3, 2008, that indicates that the a company's failure to provide a management report renders the annual report materially deficient, and that such company would not be timely or current in its Exchange Act reporting.

       Please be advised that the Company and its management acknowledge that:

                1. the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

                2. staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

                3. the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       Please do not hesitate to contact the undersigned if you have any questions concerning the above or if you require any additional information.

                                                    Very truly yours,


                                                    /s/ Steven N. Bronson
                                                    Steven N. Bronson, President